FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 22, 2023 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the fourth quarter and year ended December 31, 2022.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 22, 2023	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2022;
DECLARES CASH DIVIDEND OF $0.15 PER SHARE FOR THE FOURTH QUARTER 2022 AND SPECIAL STOCK DIVIDEND

ATHENS, GREECE, February 22, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $25.7 million and net income attributed to common stockholders of $24.2 million for the fourth quarter of 2022. This compares to net income of $41.1 million and net income attributed to common stockholders of $39.7 million for the fourth quarter of 2021, including a gain of $15.3 million from the distribution of the common shares of OceanPal Inc. to the Company’s shareholders, following its spinoff. Earnings per share for the fourth quarter of 2022 was $0.28 basic and $0.27 diluted, compared to earnings per share of $0.51 basic and $0.48 diluted in the same quarter in 2021.

Time charter revenues were $75.7 million for the fourth quarter of 2022, compared to $68.8 million for the same quarter of 2021.

Net income in 2022, amounted to $119.1 million and net income attributed to common stockholders amounted to $113.3 million. This compares to net income of $57.4 million and net income attributed to common stockholders of $51.6 million, in 2021. Time charter revenues were $290.0 million in 2022, compared to $214.2 million in 2021. Earnings per share in 2022 was $1.42 basic and $1.36 diluted, compared to earnings per share of $0.64 basic and $0.61 diluted in 2021.

Cash and Special Dividend Declarations

The Company has declared a cash dividend on its common stock of $0.15 per share, based on the Company’s results of operations during the fourth quarter ended December 31, 2022. The cash dividend will be payable on or about March 20, 2023 to all shareholders of record as of March 13, 2023. The Company currently has 104,687,232 common shares issued and outstanding. In addition, the Company is announcing that it intends to declare and pay quarterly cash dividends with respect to the next three quarters of 2023 in an amount of not less than $0.15 per share. The actual declaration of future cash dividends, and the establishment of record and payment dates, is subject to final determination by the Company’s board of directors each quarter after its review of the company's financial performance.

The Company has also declared a special stock dividend to shareholders of record as of April 24, 2023 of an aggregate of 13,157 Series D Convertible Preferred Shares of OceanPal Inc. held by the Company. The special stock dividend is expected to be paid on or around May 16, 2023 (the “Stock Dividend”). Because there is no public market currently existing or expected to develop for the Series D Convertible Preferred Shares of OceanPal Inc., as an accommodation to its common shareholders the Company will automatically convert the Series D Convertible Preferred Shares into OceanPal Inc. common shares on or around the Stock Dividend payment date and distribute such common shares to each common shareholder in lieu of Series D Convertible Preferred Shares of OceanPal Inc. Common shareholders of the Company will have the opportunity to elect to opt out, in whole but not in part, of the conversion of the Series D Convertible Preferred Shares and instead receive Series D Convertible Preferred Shares in connection with the Stock Dividend.

Shareholders receiving OceanPal Inc. common shares will receive the pro-rata number of common shares to which they are entitled following conversion, rounded down to the nearest whole number, and any fractional shares shall be aggregated and sold and the net proceeds thereof will be delivered to common shareholders. All OceanPal Inc. fractional share calculations and the payment of cash in lieu thereof will be determined at the shareholder nominee level. Shareholders electing to receive Series D Convertible Preferred Shares by opting out of the automatic conversion will receive the number of Series D Convertible Preferred Shares equal to such shareholder’s pro-rata portion of all Series D Convertible Preferred Shares, rounded down to the nearest whole number. Any fractional Series D Convertible Preferred Shares that would otherwise be distributed will be converted into OceanPal Inc. common shares at the applicable conversion rate and sold, and the net proceeds therefrom will be delivered to such common shareholder.

OceanPal Inc. will file a registration statement with the U.S. Securities and Exchange Commission registering the OceanPal Inc. common shares and/or Series D Convertible Preferred Shares in the Stock Distribution. No distribution of the Series D Convertible Preferred Shares or OceanPal Inc. common shares will be made until such registration statement has been declared effective.

Other Matters

Board of Directors. The Company’s board of directors has determined to increase the size of the board from nine to eleven members, effective February 22, 2023. Mr. Eleftherios Papatrifon will be transitioning from the role of Chief Operating Officer to a member of the board of directors and an executive committee member, and Ms. Jane Chao will fill the second vacancy resulting from the increase in the size of the board of directors. Mr. Papatrifon is a seasoned professional in the shipping industry with significant experience in public company management, asset management, and corporate finance. Ms. Jane Chao is a businessperson with many years of diverse experiences and successes in real estate, hotel and food and beverage industries, she is also a Director of Wah Kwong (China).

The Company is also announcing that it has signed a non-binding term sheet with a major European bank for a new credit facility in an amount of up to $100 million. The new credit facility remains subject to successful negotiation of definitive documentation and satisfaction of other customary closing conditions. If completed, the proceeds of the new credit facility will be used to refinance existing credit facilities secured by nine of the vessels in the Company’s current fleet. The facility is expected to have a term of five years and bear interest at the secured overnight financing rate plus 2.2%, and to include customary financial and other covenants and conditions.

Fleet Employment (As of February 21, 2023)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,250	5.00%	ASL Bulk Marine Limited	4-Nov-22	4/Mar/2024 - 4/May/2024
	2017 60,456
2	DSI Pollux	A	17,000	5.00%	Delta Corp Shipping Pte. Ltd.	27-Oct-22	27/Dec/2023 - 27/Feb/2024
	2015 60,446
3	DSI Pyxis	A	17,100	4.75%	Cargill Ocean Transportation Singapore Pte. Ltd.	16-Oct-22	16/Aug/2023 - 16/Oct/2023
	2018 60,362
4	DSI Polaris	A	13,100	5.00%	ASL Bulk Marine Limited	12-Nov-22	12/May/2024 - 12/Jul/2024
	2018 60,404
5	DSI Pegasus	A	14,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	7-Dec-22	15/Jul/2024 - 15/Sep/2024
	2015 60,508
6	DSI Aquarius	B	14,200	5.00%	Engelhart CTP Freight (Switzerland) SA	1-Feb-23	10/Jan/2024 - 25/Mar/2024
	2016 60,309
7	DSI Aquila	B	13,300	5.00%	Western Bulk Carriers AS	22-Nov-22	15/Sep/2023 - 15/Nov/2023
	2015 60,309
8	DSI Altair	B	14,400	5.00%	Western Bulk Pte. Ltd.	28-Dec-22	25/Jun/2023 - 25/Aug/2023
	2016 60,309
9	DSI Andromeda	B	14,250	5.00%	Western Bulk Carriers AS	17-Nov-22	16/Oct/2023 - 16/Dec/2023	1, 2
	2016 60,309
10	Nord Potomac(tbr)		-	-	-	-	-	3
	2016 63,379
8 Panamax Bulk Carriers
11	MELIA		15,000	5.00%	Oriental Pal Shipping Pte., Ltd.	26-Sep-22	21/Oct/2022
	2005 76,225		14,000	5.00%		21-Oct-22	21/Nov/2022
			8,500	5.00%		21-Nov-22	9/Dec/2022
			11,000	5.00%	Asahi Shipping Co., Ltd.	10-Dec-22	4/Feb/2023	4
12	ARTEMIS		21,250	4.75%	Cargill International S.A., Geneva	21-Mar-22	20/Jun/2023 -20/Aug/2023
	2006 76,942
13	LETO		25,500	4.75%	Aquavita International S.A.	3-Oct-21	29/Jan/2023	5
	2010 81,297		14,500	4.75%	Cargill International S.A., Geneva	29-Jan-23	1/Mar/2024 - 30/Apr/2024
14	SELINA	C	22,000	5.00%	Speed Logistics Marine Limited	18-Jun-22	15/Apr/2023 - 20/Jun/2023
	2010 75,700
15	MAERA	C	26,000	5.00%	ASL Bulk Shipping HK Limited	18-Sep-21	14/Oct/2022
	2013 75,403		14,250	5.00%	Oriental Pal Shipping Pte., Ltd.	15-Oct-22	12/Nov/2022	6
			12,000	4.75%	Cargill International S.A., Geneva	16-Dec-22	28/Oct/2023 - 28/Dec/2023

16	ISMENE		18,500	4.75%	Cargill International S.A., Geneva	23-Nov-21	10/Jan/2023
	2013 77,901		14,000	5.00%	ST Shipping and Transport Pte. Ltd.	10-Jan-23	20/Aug/2023 - 10/Oct/2023
17	CRYSTALIA	D	26,100	5.00%	Uniper Global Commodities SE, Dusseldorf	21-Sep-21	12/Nov/2022
	2014 77,525		12,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	12-Nov-22	1/Sep/2023 - 15/Oct/2023
18	ATALANDI	D	24,500	4.75%	Aquavita International S.A.	5-Oct-21	15/Feb/2023
	2014 77,529		13,250	4.75%		15-Feb-23	5/Mar/2024 - 5/May/2024
6 Kamsarmax Bulk Carriers
19	MAIA	E	25,000	5.00%	Hyundai Glovis Co. Ltd.	24-May-22	20/Sep/2023 -20/Nov/2023	7
	2009 82,193
20	MYRSINI	E	22,000	4.75%	Cargill International S.A., Geneva	15-Nov-21	22/Nov/2022	8
	2010 82,117		15,000	5.00%	Salanc Pte. Ltd.	22-Nov-22	20/Apr/2024 - 28/Jun/2024
21	MEDUSA	E	26,000	4.75%	Cargill International S.A., Geneva	9-Mar-22	15/May/2023 - 15/Jul/2023
	2010 82,194
22	MYRTO	E	18,000	5.00%	Tata NYK Shipping Pte. Ltd.	3-Aug-22	15/Jul/2023 - 15/Sep/2023	9
	2013 82,131
23	ASTARTE		21,500	5.00%	Tongli Shipping Pte. Ltd.	30-Jan-22	15/Apr/2023 - 15/Jun/2023
	2013 81,513
24	LEONIDAS P. C.		24,500	4.75%	Cargill International S.A., Geneva	18-Feb-22	1/Mar/2023 - 10/Mar/2023	10
	2011 82,165
5 Post-Panamax Bulk Carriers
25	ALCMENE		17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25-Nov-21	2/Jan/2023
	2010 93,193		13,000	5.00%		2-Jan-23	10/Jan/2024 - 25/Mar/2024
26	AMPHITRITE	F	27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13-Sep-21	9/Nov/2022
	2012 98,697		14,250	5.00%	Cobelfret S.A.	9-Nov-22	1/Dec/2023 - 15/Feb/2024
27	POLYMNIA	F	24,750	5.00%	CLdN Cobelfret SA, Luxembourg	4-Feb-22	14/Jan/2023
	2012 98,704		15,000	5.00%		14-Jan-23	1/Apr/2024 - 31/May/2024	11
28	ELECTRA	G	17,500	5.00%	Refined Success Limited	2-Jul-22	1/Apr/2023 - 30/May/2023
	2013 87,150
29	PHAIDRA	G	11,250	5.00%	Element Maritime S.A.	20-Sep-22	19/Nov/2022	12
	2013 87,146		25,000	5.00%	Comerge Shipping Co., Limited	24-Nov-22	28/Feb/2023	13,14
11 Capesize Bulk Carriers
30	ALIKI		24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Feb-22	2/Feb/2023	4
	2005 180,235
31	SEMIRIO	H	19,700	5.00%	C Transport Maritime Ltd., Bermuda	15-Dec-21	15/Aug/2023 - 15/Nov/2023
	2007 174,261
32	BOSTON	H	20,500	5.00%	Aquavita International S.A.	15-Jul-22	1/Apr/2023 - 31/May/2023
	2007 177,828

33	HOUSTON	H	27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Aug-21	21/Nov/2022	15
	2009 177,729		13,000	5.00%	EGPN Bulk Carrier Co., Limited	21-Nov-22	1/Jul/2024 - 31/Aug/2024
34	NEW YORK	H	14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	2/Jul/2022
	2010 177,773
			23,000	5.00%	C Transport Maritime Ltd., Bermuda	2-Jul-22	10/Jun/2023 - 25/Aug/2023
35	SEATTLE	I	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	2-Mar-22	1/Oct/2023 - 15/Dec/2023
	2011 179,362
36	P. S. PALIOS	I	31,000	5.00%	Classic Maritime Inc.	11-Jun-22	15/Apr/2024 - 30/Jun/2024
	2013 179,134
37	G. P. ZAFIRAKIS	J	22,750	4.75%	Cargill International S.A., Geneva	1-Dec-21	12/Jan/2023	16
	2014 179,492		17,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	12-Jan-23	15/Jun/2024 - 15/Aug/2024
38	SANTA BARBARA	J	29,500	4.75%	Cargill International S.A., Geneva	19-Mar-22	10/May/2023 - 10/Jul/2023	17
	2015 179,426
39	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25-Mar-22	20/Nov/2023 - 31/Jan/2024	17
	2015 180,960
40	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	2
	2022 182,063
4 Newcastlemax Bulk Carriers
41	LOS ANGELES	K	26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Jan-22	15/Jan/2023
	2012 206,104		17,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	15-Jan-23	20/May/2024 - 5/Aug/2024
42	PHILADELPHIA	K	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12-Apr-22	1/Feb/2024 - 15/Apr/2024
	2012 206,040
43	SAN FRANCISCO	L	30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Feb-22	18/Feb/2023	18
	2017 208,006		22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18-Feb-23	5/Jan/2025 - 5/Mar/2025
44	NEWPORT NEWS	L	28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16-Dec-21	1/Jul/2023 - 30/Sep/2023
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1The fixture includes the option for redelivery of vessel east of Suez against a gross ballast bonus of US$250,000.
2Bareboat chartered-in for a period of ten years.
3The Company expects to take delivery of the vessel by the beginning of April 2023.

4Vessel sold and delivered to her new Owners on February 8, 2023.
5Aquavita International S.A. has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 1, 2023.
6Vessel on scheduled drydocking from November 12, 2022 to December 16, 2022.
7Vessel off hire for 3.93 days.
8Charterers compensated the owners for the early redelivery of the vessel by paying the difference between the new rate and the previous rate, from the redelivery date from the charterers to December 1, 2022.

9Vessel on scheduled drydocking from October 12, 2022 to November 7, 2022.
10Based on latest information.
11The charter rate was US$10,000 per day for the first 30 days of the charter period.
12Charter included a one time ballast bonus payment of US$250,000.
13Redelivery date based on an estimated time charter trip duration of about 91 days.
14Charter includes a one time ballast bonus payment of US$300,000.
15The Charterers have compensated the owners for the days over and above the maximum redelivery date.
16The Charterers will compensate the Owners for the excess of the charter party period at the rate of 123% of the average of the Baltic Cape Index 5TC average for the days exceeding the period or the vessel’s present charter party rate whichever is higher.

17Bareboat chartered-in for a period of eight years.
18Koch Shipping Pte. Ltd. has agreed to compensate the owners for the early redelivery of the vessel by paying the difference between the new rate and the previous rate, from the redelivery date from the Charterers, to March 1, 2023.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$75,705	$68,845	$289,972	$214,203
Voyage expenses	2,846	821	6,942	5,570
Vessel operating expenses	19,527	18,194	72,033	74,756
Net income	25,682	41,140	119,063	57,394
Net income attributable to common stockholders	24,240	39,698	113,294	51,625
FLEET DATA
Average number of vessels	38.2	35.0	35.4	36.6
Number of vessels	42.0	33.0	42.0	33.0
Weighted average age of vessels	10.2	10.4	10.2	10.4
Ownership days	3,512	3,216	12,924	13,359
Available days	3,453	3,184	12,449	13,239
Operating days	3,393	3,171	12,306	13,116
Fleet utilization	98.3%	99.6%	98.9%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$21,100	$21,364	$22,735	$15,759
Daily vessel operating expenses (2)	$5,560	$5,657	$5,574	$5,596

Non-GAAP Measures

(1) Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, February 22, 2023.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13736130.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	Three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
REVENUES:
Time charter revenues	$75,705	$68,845	$289,972	$214,203
OPERATING EXPENSES
Voyage expenses	2,846	821	6,942	5,570
Vessel operating expenses	19,527	18,194	72,033	74,756
Depreciation and amortization of deferred charges	12,228	10,089	43,326	40,492
General and administrative expenses	7,407	8,130	29,367	29,192
Management fees to related party	61	238	511	1,432
Gain on Sale of Vessels	(9)	-	(2,850)	(1,360)
Insurance recoveries	-	-	(1,789)	-
Other Operating (Income)/Loss	209	303	(265)	603
Operating income, total	$33,436	$31,070	$142,697	$63,518

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(9,795)	(5,216)	(27,419)	(20,239)
Interest and other income	1,484	97	2,737	176
Loss on extinguishment of debt	(222)	-	(435)	(980)
Gain on spin-off of OceanPal Inc.	-	15,252	-	15,252
Gain on dividend distribution	589	-	589	-
Gain/(loss) from equity method investments	190	(63)	894	(333)
Total other (expenses)/income, net	$(7,754)	$10,070	$(23,634)	$(6,124)

Net income	$25,682	$41,140	$119,063	$57,394
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)
Net income attributable to common stockholders	24,240	39,698	113,294	51,625
Earnings per common share, basic	$0.28	$0.51	$1.42	$0.64

Earnings per common share, diluted	$0.27	$0.48	$1.36	$0.61
Weighted average number of common shares outstanding, basic	87,076,947	78,495,204	80,061,040	81,121,781

Weighted average number of common shares outstanding, diluted	90,474,943	83,432,834	83,318,901	84,856,840

	Three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021

Net Income	$25,682	$41,140	$119,063	$57,394
Other comprehensive income (Defined benefit plan)	181	2	182	2
Comprehensive Income	$25,863	$41,142	$119,245	$57,396

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2022		2021**
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$143,928	*	$126,788
Other current assets	17,636		15,357
Fixed assets	996,702		682,579
Investments in related parties	8,250		7,644
Other noncurrent assets	16,403		9,582
Total assets	$1,182,919		$841,950

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$663,442		$423,675
Other liabilities	32,149		25,080
Total stockholders' equity	487,328		393,195
Total liabilities and stockholders' equity	$1,182,919		$841,950

*	Includes time deposits of $46.5 million
**	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021

Net cash provided by operating activities	$34,745	$32,216	$158,859	$89,705
Net cash provided by/(used in) investing activities	(218,718)	(14,702)	(273,097)	13,363
Net cash provided by/(used in) financing activities	$151,726	$(36,975)	$84,878	$(59,189)